Exhibit 99.9

PRESS RELEASE

Aramco and TotalEnergies to build a
giant petrochemical complex in Saudi Arabia

Dhahran/Paris, December 15, 2022 – The Saudi Arabian Oil Company (“Aramco”) and TotalEnergies have taken the final investment decision for the construction of a world scale petrochemical facility in Saudi Arabia. The “Amiral” complex will be owned, operated, and integrated with the existing SATORP refinery located in Jubail on Saudi Arabia’s eastern coast. The investment decision is subject to customary closing conditions and approvals.

The petrochemical facility will enable SATORP to convert internally produced refinery off-gases and naphtha, as well as ethane and natural gasoline supplied by Aramco, into higher value chemicals, helping to advance Aramco’s liquids to chemicals strategy.

The complex will comprise of a mixed feed cracker capable of producing 1.65 million tons per annum of ethylene, the first in the region to be integrated with a refinery. It will also include two state-of-the-art polyethylene units using Advanced Dual Loop technology, a butadiene extraction unit, and other associated derivatives units.

The project alone represents an investment of around $11 billion, of which $4 billion will be funded through equity by Aramco (62.5%) and TotalEnergies (37.5%). Its construction is scheduled to begin during the first quarter of 2023 with commercial operation targeted to start in 2027.

Eventually, the complex will provide feedstock to other petrochemical and specialty chemical plants, located in the Jubail industrial area, which will be built, owned and operated by globally renowned downstream investors, entailing an estimated additional $4 billion of investments. This will support the establishment of key manufacturing industries such as carbon fibers, lubes, drilling fluids, detergents, food additives, automotive parts and tires.

The overall complex, including adjacent facilities, is expected to create 7,000 local direct and indirect jobs.

In July 2022, SATORP was the first MENA refinery to be certified ISCC+, an international recognition towards its circular initiatives, such as the recycling of plastic and used cooking oil. A first batch of recycled plastic was processed by the refinery in November 2022.

Saudi Aramco Chief Executive Officer Amin H. Nasser said: “Our long-standing relationship with TotalEnergies has been further strengthened by this important project, which represents an opportunity for us to showcase the potential for cutting edge liquids to chemicals technologies that support the circular economy. With this collaboration we aim to expand the value chain by producing advanced chemicals more efficiently than ever before, accelerating industrial progress in the Kingdom.”

Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies said: “We are delighted to write a new page of our joint history by launching this expansion project, building on the successful development of SATORP, our biggest and most efficient refining & petrochemicals platform in the world. It also deepens the exemplary relationship between our two companies over many decades in the Kingdom of Saudi Arabia. This world-class complex also fits with our strategy to expand sustainably in petrochemicals by maximizing the synergies within our major platforms.”

***

About SATORP:

The Saudi Aramco TotalEnergies Refining and Petrochemical Company (SATORP), the first such joint venture between the two energy companies, was established in June 2008 to build a refining and petrochemical complex in Jubail II industrial city. The refinery, whose capacity increased from 400,000 barrels per day (bpd) of crude oil at its start-up in 2014 to 460,000 bpd today, is recognized as one of the most efficient in the world.

About TotalEnergies:

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well -being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Saudi Aramco:

Aramco is a global integrated energy and chemicals company. We are driven by the core belief that energy is opportunity. From producing approximately one in every ei ght barrels of the world’s oil supply to developing new energy technologies, our global team is dedicated to creating impact in all that we do. We focus on making our resources more dependable, more sustainable and more useful. This helps promote stability and long-term growth around the world. www.aramco.com

Saudi Aramco Contacts

International Media Relations: international.media@aramco.com

Investor Relations: investor.relations@aramco.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).